SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For immediate release                                           14 February 2006

                         SkyePharma PLC ("the Company")

                    Notification of Major Interest in Shares

The Company received notification on 14 February 2006 from Fidelity
International Limited, and its direct and indirect subsidiaries, being non-beneficial holders, ("Fidelity") that certain notifications made by Fidelity to the Company and announced by the Company in the filings made on 23 January
2006, 26 January 2006 and 6 February 2006 were made in error.

Consequently, in accordance with the Companies Act 1985 (as amended) the Company was informed on 14 February 2006 that Fidelity's revised holding amounts to
35,076,446 ordinary shares of 10p each, representing 4.65% of the issued share capital of the Company, a decrease of 8,362,560 ordinary shares since their last filing on 9 February 2006.

                                    - ends -

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   February 14, 2006